UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 1-13283

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES EMPLOYEES’ 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PENN VIRGINIA CORPORATION

FOUR RADNOR CORPORATE CENTER, SUITE 200

100 MATSONFORD ROAD

RADNOR, PA 19087

PENN VIRGINIA CORPORATION

AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

AUDITED FINANCIAL STATEMENTS AND SCHEDULE

Years Ended December 31, 2011 and 2010

TABLE OF CONTENTS

Page No.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

AUDITED FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	13

PO Box 680	PO Box 3068
Oaks, PA 19456-0680	West Chester, PA 19381-3068
610-935-1420	610-696-4353
Fax: 610-935-1632	Fax: 610-430-8811

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Penn Virginia Corporation and Affiliated Companies

Employees’ 401(k) Plan

Radnor, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Penn Virginia Corporation and Affiliated Companies Employees’ 401(k) Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Penn Virginia Corporation and Affiliated Companies Employees’ 401(k) Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

West Chester, Pennsylvania

June 25, 2012

Counselors to the Closely Held Business Since 1946

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2011 and 2010

	2011	2010
ASSETS
Cash	$-	$195
Investments, at fair value
Registered investment companies	15,105,365	16,242,195
Common stock	2,501,617	9,262,441
Common collective trusts	3,264,669	3,655,318
TOTAL INVESTMENTS	20,871,651	29,159,954
Receivables
Employer contributions	316,351	309,329
Participant loans receivable	173,566	208,542
TOTAL RECEIVABLES	489,917	517,871

LIABILITIES
Accounts payable	2,597	-

TOTAL NET ASSETS AVAILABLE FOR
BENEFITS, at fair value	21,358,971	29,678,020

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(11,233)	-

NET ASSETS AVAILABLE FOR BENEFITS	$21,347,738	$29,678,020

See accompanying notes.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2011 and 2010

	2011	2010

ADDITIONS TO NET ASSETS
Contributions
Participants’ contributions	$1,284,783	$2,073,137
Employer contributions	1,159,376	1,678,430
Rollover contributions	32,147	526,610
TOTAL CONTRIBUTIONS	2,476,306	4,278,177
Investment income (loss)
Interest and dividends	531,167	569,275
Net depreciation in fair value of investments	(6,030,104)	(1,283,179)
Realized loss on the sale of investments	(32,841)	(76,178)
TOTAL INVESTMENT LOSS	(5,531,778)	(790,082)

TOTAL ADDITIONS, NET	(3,055,472)	3,488,095

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	5,269,801	15,310,119
Administrative fees	5,010	187,278
TOTAL DEDUCTIONS	5,274,811	15,497,397

NET DECREASE IN NET ASSETS	(8,330,283)	(12,009,302)

NET ASSETS AVAILABLE FOR BENEFITS
BEGINNING OF YEAR	29,678,020	41,687,322

END OF YEAR	$21,347,737	$29,678,020

See accompanying notes.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE A	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GENERAL

DESCRIPTION OF THE PLAN

Significant Accounting Policies

The significant accounting policies of the Penn Virginia Corporation (the “Company”) and Affiliated Companies Employees’ 401(k) Plan (the “Plan”) employed in the preparation of the accompanying financial statements follow.

investments - Participants direct the investment of their contributions into various investment options offered by the Plan. During the years ended December 31, 2011 and 2010, the Plan offered mutual funds, common collective trusts and Penn Virginia Corporation common stock as investment options for participants.

Valuation of investments - The Plan’s investments are stated at fair value, pursuant to the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (ASC) No. 820, Fair Value Measurements and Disclosures. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company’s common stock is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year.

Investment Contracts - Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invested in investment contracts through a collective trust in 2011. Contract value for this collective trust was based on the net asset value of the fund as reported by Invesco National Trust Company, the trustee in 2011. The statements of net assets available for benefits present the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value in 2011.

Revenue Recognition and Method of Accounting - All transactions are recorded on the accrual basis. Purchases and sales of investments are recorded based on the trade date. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Realized gains or losses on security transactions are determined using the average cost of securities sold on the trade date. Expenses are recorded as incurred.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

Plan Expenses - The Company paid expenses of the Plan in addition to the expenses paid from the participants’ individual accounts.

Reclassifications - Certain reclassifications have been made to the 2010 information to conform to the current year presentation.

Date of Management’s Review - Management has evaluated subsequent events through June 25, 2012, the date on which the financial statements were available to be issued.

General Description of the Plan

A general description of the Plan follows. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering substantially all employees of the Company and its affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan includes an employee stock ownership plan (“ESOP”) feature, as defined in Internal Revenue Code Section 4975(e)7. The ESOP feature provides for discretionary employer contributions to the Plan.

Contributions - Participants are able to contribute up to the lesser of $16,500 or 50% of their annual compensation. Employer matching contributions equal 100% of the employees’ elective deferral contribution up to 6% of compensation up to a maximum of $245,000. In addition, participants who reach age 50 or older and contribute the maximum permitted under the Plan may make an additional pre-tax contribution (a “catch-up contribution”) of up to $5,500. Participants may also contribute amounts representing distributions from other qualified benefit plans (via a rollover into the Plan).

Participation - An employee may become a participant of the Plan immediately after the start of service. An employee may become a participant of the ESOP after completion of one year of service.

Participant Accounts - Each participant’s account is credited with the participant’s contribution and the employer matching contribution, as well as an allocation of Plan earnings. Participants have access to their accounts 24 hours a day/7 days per week via a toll-free telephone number and a website. Fund transfers and investment election changes may be made daily. A participant may stop, start or change their 401(k) salary deferral rate at will.

Plan loans - Active employees may elect to take loans from the Plan at any given time. As required by law, a loan amount is limited to the lesser of $50,000 or 50% of the participant’s vested account and must be repaid within five years unless the loan is for the purchase of a primary residence. Loan repayments are processed via payroll deduction on an after-tax basis.

Vesting - Participants are always 100% vested in their own 401(k) salary deferral contributions, as well as the employer matching contributions.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

Payment of Benefits - Upon termination of service due to death, disability or retirement, a participant or their beneficiary may elect to receive either an amount equal to the value of the participant’s account or periodic installments. For termination of service due to other reasons, a participant may receive the value of their account balance as a lump-sum distribution. In the event of a “qualified emergency,” an active employee may elect a withdrawal from their elective deferral contributions.

Voting Rights - Each participant is entitled to exercise the voting rights attributable to shares of Company stock held in their account in the trust with respect to all corporate matters upon which the Company’s shareholders are entitled or permitted to vote. Each participant has one vote for each share of stock credited to their account.

Plan termination - The Plan may be terminated at any time by the Company. In the event of Plan termination, distribution of participant accounts shall be in accordance with Article XIII of the Plan document.

NOTE B	ADMINISTRATION OF THE PLAN

The Plan is administered by a committee of at least three members who are appointed and may be removed by the Company’s Board of Directors. In 2010, the Board of Directors of the Company appointed Bank of America, N.A. as trustee of the Plan. Investment management fees charged by each mutual fund are netted against returns. Investment management fees charged by the common collective trusts are charged separately to those participants with balances in the trusts.

NOTE C	TAX STATUS OF THE PLAN

The Plan received a favorable determination letter from the Internal Revenue Service (“IRS”) dated March 14, 2003, indicating that the Plan is a qualified plan under Section 401(k) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan applied to the IRS for a new determination letter in 2010 and in 2012, and is currently awaiting a response. The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has no recognized interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The tax returns for years 2010, 2009 and 2008 are still open and subject to examination by taxing authorities.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE D	INVESTMENTS

The following investments represent 5% or more of the Plan’s net assets:

	2011	2010

Penn Virginia Corporation common stock, 472,895 shares (2011) and 550,680 shares (2010)	$2,501,617	$9,262,441

Goldman Sachs Growth Opportunities Fund, 86,185 shares (2011) and 87,002 shares (2010)	$1,780,583	$1,997,576

PIMCO Total Return Fund, 231,527 shares (2011) and 282,276 shares (2010)	$2,516,699	$3,062,699

Massachusetts Investment Growth Stock Fund, 156,896 shares (2011) and 205,182 shares (2010)	$2,411,495	$3,131,072

Merrill Lynch Retirement Preservation Trust, no shares (2011) and 2,476,996 shares (2010)	$-	$2,476,996

Invesco Stable Value Return Fund, 2,224,373 shares (2011) and no shares (2010)	$2,224,373	$-

Invesco Van Kampen Small Cap Fund, 83,092 shares (2011) and 77,873 shares (2010)	$1,282,110	$1,403,264	*

Manning & Napier Ret Target 2020 Fund, 74,212 shares (2011) and 84,223 shares (2010)	$1,077,555	$1,228,820	*

Manning & Napier Ret Target 2030 Fund, 92,922 shares (2011) and 95,058 shares (2010)	$1,321,356	$1,382,148	*

Thornburg International Value Fund, 53,894 shares (2011) and 52,432 shares (2010)	$1,290,753	$1,463,899	*

*Does not exceed 5% at December 31, 2010. Balance is presented for comparative purposes only.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE E	FAIR VALUE MEASUREMENTS

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

The following tables set forth by level, within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis:

	2011
	Quoted
	Prices in	Significant	Significant
	Active	Observable	Unobservable
	Markets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)

REGISTERED INVESTMENT COMPANIES
Equity	$11,877,413	$-	$-
Fixed income	3,052,250	-	-
Allocation funds	145,440	-	-
Other	30,262	-	-

COMMON STOCK
Equity	2,501,617	-	-

COMMON COLLECTIVE TRUSTS
Stable value fund	-	2,235,606	-
Other	-	1,029,063	-

	$17,606,982	$3,264,669	$-

	2010
	Quoted
	Prices in	Significant	Significant
	Active	Observable	Unobservable
	Markets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)

REGISTERED INVESTMENT COMPANIES
Equity	$13,044,465	$-	$-
Fixed income	3,125,651	-	-
Allocation funds	57,017	-	-
Other	15,062	-	-

COMMON STOCK
Equity	9,262,441	-	-

COMMON COLLECTIVE TRUSTS
Stable value fund	-	2,476,996	-
Other	-	1,178,322	-

	$25,504,636	$3,655,318	$-

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

Investments in shares of registered investment companies, common stock and cash equivalents have quoted prices for identical assets in active markets; therefore, the investments are measured at fair value using these readily available Level 1 inputs.

Investments in shares of nonregistered investment companies do not have quoted prices readily available but are priced daily by fund accountants. The funds’ inputs are derived principally from observable market data and are classified within Level 2 of the valuation hierarchy.

Common collective trusts are over-the-counter securities with no quoted readily available Level 1 inputs and, therefore, are measured at fair value using inputs that are directly observable in active markets and are classified within Level 2 of the valuation hierarchy using the income approach.

NOTE F	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of contributions per the financial statements to the Form 5500:

	2011
	Employer	Employee

Total contributions per financial statements	$1,159,376	$1,316,930
Add 2010 contributions receivable	309,329	-
Less 2011 contributions receivable	(316,351)	-

TOTAL CONTRIBUTIONS PER
FORM 5500	$1,152,354	$1,316,930

	2010
	Employer	Employee

Total contributions per financial statements	$1,678,430	$2,599,747
Add 2009 contributions receivable	674,332	-
Less 2010 contributions receivable	(309,329)	-

TOTAL CONTRIBUTIONS PER
FORM 5500	$2,043,433	$2,599,747

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

The following is a reconciliation of the net depreciation in fair value of investments and realized gain (loss) on the sale of investments per the financial statements to the Form 5500:

	2011
	Net	Realized
	Depreciation	Loss
	in Fair	on the
	Value of	Sale of
	Investments	Investments
Total per financial statements	$(6,030,104)	$(32,841)
Difference between the method used in the
Form 5500 to calculate realized gain (loss)
on investments and the method used in the
financial statements	6,124	(6,124)

TOTAL PER FORM 5500	$(6,023,980)	$(38,965)

	2010
	Net	Realized
	Depreciation	Gain (Loss)
	in Fair	on the
	Value of	Sale of
	Investments	Investments

Total per financial statements	$(1,283,179)	$(76,178)
Difference between the method used in the
Form 5500 to calculate realized gain (loss)
on investments and the method used in the
financial statements	(1,056,389)	1,056,389

TOTAL PER FORM 5500	$(2,339,568)	$980,211

The following is a reconciliation of the value of common/collective trusts per the financial statements to the Form 5500:

	2011	2010

Total per financial statements	$3,264,669	$3,655,318
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(11,233)	-

TOTAL PER FORM 5500	$3,253,436	$3,655,318

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE G	PLAN AMENDMENTS

In December 2011, the Plan was amended such that effective July 1, 2012, no new investments may be made in Company stock through contributions or transfers from other investments. Existing investments in Company stock are not affected. In addition, ESOP Company contributions must be made in cash for plan years beginning on or after January 1, 2012..

NOTE H	PARTY-IN-INTEREST TRANSACTIONS

Certain investments of the Plan are managed by the trustee, and, therefore, all transactions involving these investments qualify as party-in-interest transactions. The Plan also invests in shares of common stock of the Company. All transactions involving shares of the Company also qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.

Supplemental Schedule

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Year Ended December 31, 2011

Plan EIN #23-1184320, Plan 001

(a)		(b)	(c)		(d)	Current
Shares		Identity of Investment	Description of Investment Type		Cost	Value

472,895	*	Penn Virginia Corporation Stock	Common Stock	$	**	$2,501,617
86,185		Goldman Sachs Growth Opportunities Fund	Registered Investment Company		**	1,780,583
20,168		American Century Inflation Adjusted Fund	Registered Investment Company		**	255,935
53,186		Columbia Dividend Income Fund	Registered Investment Company		**	724,394
24,251		American Century Government Bond Fund	Registered Investment Company		**	279,616
83,092		Invesco Van Kampen Small Cap Fund	Registered Investment Company		**	1,282,110
6,970		Victory Established Value Fund	Registered Investment Company		**	176,701
2,116		Manning & Napier Retirement Target Income Fund	Registered Investment Company		**	30,262
71,730		Manning & Napier Ret Target 2010 Fund	Registered Investment Company		**	1,017,852
74,212		Manning & Napier Ret Target 2020 Fund	Registered Investment Company		**	1,077,555
92,922		Manning & Napier Ret Target 2030 Fund	Registered Investment Company		**	1,321,356
47,458		Manning & Napier Ret Target 2040 Fund	Registered Investment Company		**	632,138
7,553		Manning & Napier Ret Target 2050 Fund	Registered Investment Company		**	71,530
53,894		Thornburg International Value Fund	Registered Investment Company		**	1,290,753
8,009		BlackRock Global Allocation Fund	Registered Investment Company		**	145,440
231,527		PIMCO Total Return Fund	Registered Investment Company		**	2,516,699
4,570		Prudential Jennison Small Company Fund	Registered Investment Company		**	90,946
156,896		Massachusetts Investment Growth Stock Fund	Registered Investment Company		**	2,411,495
89,251	*	Merrill Lynch Equity Index Trust XIII	Common Collective Trust		**	1,029,063
2,224,373		Invesco Stable Value Return Fund	Common Collective Trust		**	2,224,373
173,566	*	Participant Loans, 4.25% to 9.25%	Participant Loans		**	173,566

						$21,033,984

*Party-in-interest.
**Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES EMPLOYEES’ 401(k) PLAN
Date: June 27, 2012

By:	Steven A. Hartman
Steven A. Hartman Senior Vice President and Chief Financial Officer, Penn Virginia Corporation Plan Administrative Committee Member

EXHIBITS

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm